SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated October 3, 2013 in respect of Unusual Price and Trading Volume Movements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 4, 2013	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”) at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company. Having made such enquiry with respect to the Company as is reasonable in the circumstances, we confirm that we are not aware of any reasons for these price and volume movements or of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance.

The Company has also noted some news reports that the PRC authorities may adjust interconnection fees among telecom operators. As at the date of this announcement, the Company has not received any notification from the PRC authorities regarding any adjustment to the interconnection fees.

This announcement is made by the order of the Company. The Company’s Board of Directors collectively and individually accepts responsibility for the accuracy of this announcement.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 3 October 2013

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny